CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

1.   SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Capital Management of the Carolinas, LLC (the "Company") is a limited liability company and operates as a registered broker-dealer primarily involved in the distribution of mutual funds to North Carolina local governments and public authorities. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits. As of December 31, 2015, the Company had cash equivalents of $106,157 that were uninsured.

Accounts Receivable - The Company extends credit to Fidelity Distributors Corporation (FDC) for monthly 12b(1) distribution fees earned under its service agreements. As of December 31, 2015, the Company considers such receivables, which are all from FDC, fully collectible, and therefore, no allowance for bad debts has been provided for in the accompanying financial statements.

Property - Property is stated at cost. Depreciation and amortization are provided over the estimated useful lives of the related assets using accelerated and straight-line methods.

Income Taxes - For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the members include their allocable share of the Company's taxable income or loss in their respective individual income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2015, the tax years ended December 31, 2012 through 2015 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2015.

Income and Loss Allocations, Distributions and Contributions to/from Members - Allocations of income and losses, and distributions and contributions of cash to/from members are governed by the terms of the members' operating agreement.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 8, 2016, which is the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2015, the Company had net capital of $249,206 which was $244,206 in excess of its required net capital of $5,000. The Company's net capital ratio was approximately .06 to 1.

3. PROFIT SHARING PLAN

The Company sponsors a profit sharing plan which covers all full-time employees. Company contributions to the plan are made at the discretion of management. During the year ended December 31, 2015, contributions in the amount of $67,936 were made to the plan.

4. LEASE COMMITMENTS

The Company leases office space under two operating leases. One lease expired in October 2015 and was not renewed and the other lease expires in May 2018. Rent expense under both office leases for the year ended December 31, 2015, totaled $54,301.

The Company also leases office equipment with lease terms expiring at various dates through May 2018. Rent expense under all equipment leases totaled $7,577 for the year ended December 31, 2015. As of December 31, 2015, aggregate future minimum lease payments for all operating leases are $61,506, $63,082, and $26,366 for 2016, 2017, and 2018, respectively.

5. MEMBERS' EQUITY

The members of the Company are subject to an operating agreement which stipulates, among other things, the terms under which equity interests of the Company can be sold or transferred. Under terms of the agreement, a member must receive written consent from 75% of the percentage interest then held by the members to dispose of any interest in the Company. The agreement also provides that a member intending to dispose of an interest in the Company must first offer the interest to the Company and then to other members at a price determined in accordance with the agreement. In addition, the Company is required to purchase the interest of a member upon death or retirement of the member. As of December 31, 2015, the Company's liability for redemptions related to the death of any of its members would be funded from the proceeds of term life insurance policies.

6. CONCENTRATION OF REVENUE

The Company maintains two service agent agreements with FDC with respect to the North Carolina Capital Management Trust (the "Trust") cash and term portfolios. During 2015, the two service agreements accounted for in excess of 99% of total Company revenue. The agreements are renewable annually by approval of the trustees of the Trust. If approval is not obtained, the agreement expires 12 months after the date of the last approval. The trustees are scheduled to vote on the renewal in 2016. Management of the Company expects that the agreements will be renewed. Recertification of the Trust is normally conducted every five years by the North Carolina Local Government Commission. In 2011, the Local Government Commission extended the recertification of the Trust for a five-year period into 2016, when recertification will again be considered.

7. SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC Membership for the calendar year ended December 31, 2015, under Section 78ccc(a)(2)(A)ii of the Securities Investor Protection Act of 1970.